UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: May 31, 2008
☐           Transition Report on Form 10-K
☐           Transition Report on Form 20-F
☐           Transition Report on Form 11-K
☐           Transition Report on Form 10-Q
☐           Transition Report on Form N-SAR
For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Interstate Bakeries Corporation
Full Name of Registrant

Former Name if Applicable

12 East Armour Boulevard
Address of Principal Executive Office (Street and Number)

Kansas City, Missouri 64111
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

After nearly four years in Chapter 11, we are in the final stages of negotiating a plan of reorganization and related financing, which we hope will enable Interstate Bakeries Corporation to emerge from Chapter 11 as a standalone entity rather than having to liquidate.  At the same time, a final plan of reorganization requires compromises from many constituencies, and it is possible that a final agreement may not be realized.  Lenders under our debtor-in-possession credit facility (the “DIP Facility”) have stated that reaching an agreement-in-principle with the proposed equity sponsor of the plan of reorganization is a condition precedent to their agreement to extend the term and increase amounts available to us under the DIP Facility.

Failure to increase the amounts available and extend the term of the Company’s DIP Facility would have a material impact on, among other things, our liquidity and the valuation of our assets which would need to be reflected in our Annual Report on Form 10-K for the fiscal year ended May 31, 2008 (the “2008 Form 10-K”) so as to ensure it is not misleading.

Recent negotiations have narrowed issues among parties with respect to terms of a plan of reorganization.  As a result, our Board of Directors is hopeful that the required parties will reach agreement within the next few days, permitting our 2008 Form 10-K to be completed on a “going concern” basis and filed by September 15, 2008.  However, significant issues remain unresolved and, accordingly, no assurance can be given at this time that the parties will be successful in finalizing and implementing such agreements, including the extension and increase of the DIP Facility on a timely basis.

Cautionary Statement Regarding Forward-Looking Statements and Other Matters
Some information contained in this notice and the attached explanation may be forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are not historical in nature and include statements that reflect, when made, the Company’s views with respect to current events and financial performance. These forward-looking statements can be identified by forward-looking words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should” and “continue” or similar words. These forward-looking statements may also use different phrases. All such forward-looking statements are and will be subject to numerous risks and uncertainties, many of which are beyond our control that could cause actual results to differ materially from such statements. Factors that could cause actual results to differ materially include, without limitation: the ability of the Company to continue as a going concern; the evaluation of various alternatives, including, but not limited to, the sale of some or all of its assets, infusion of capital, debt restructuring, amending the plan of reorganization previously filed with the Bankruptcy Court, filing a new plan of reorganization, or any combination of these options; the Company’s ability to negotiate an extension of and increase in the amount available under our debtor-in-possession credit facility or refinance our debtor-in-possession credit facility; the Company’s ability to obtain the financing necessary to emerge from Chapter 11; the terms of any reorganization plan ultimately confirmed; the Company’s ability to implement its business plan developed as a basis for one or more plans of reorganization; the ability of the Company to operate pursuant to the covenants, terms and certifications of its DIP financing facility, as amended and restated; the ability of the Company to obtain court approval with respect to motions in the Chapter 11 proceeding filed by it from time to time; the ability to develop, propose, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceeding; risks associated with third parties seeking and obtaining court approval for the appointment of a Chapter 11 trustee or to convert the Chapter 11 proceeding to a Chapter 7 proceeding; risks associated with cost increases in materials, ingredients, energy and employee wages and benefits; the Company’s ability to obtain concessions from its unionized workforce to reduce costs and allow for greater flexibility in the method and manner of distributing its products; risks associated with the Company’s restructuring activities, including the risks associated with achieving the desired savings; the Company’s ability to successfully reject unfavorable contracts and leases; the duration of the Chapter 11 process; the ability of the Company to obtain and maintain adequate terms with vendors and service providers; the potential adverse impact of the Chapter 11 proceeding on the Company’s liquidity or results of operations; the Company’s ability to operate its business under the restrictions imposed by the Chapter 11 process; the instructions, orders and decisions of the bankruptcy court and other effects of legal and administrative proceedings, settlements, investigations and claims; the significant time that will be required by management to implement a plan of reorganization, as well as to evaluate the Company’s various alternatives discussed above; risks associated with product price increases, including the risk that such actions will not effectively offset inflationary cost pressures and may adversely impact sales of the Company’s products; the effectiveness of the Company’s efforts to hedge its exposure to price increases with respect to various ingredients and energy; the ability of the Company to attract, motivate and/or retain key executives and employees; changes in our relationship with employees and the unions that represent them; successful implementation of information technology improvements; increased costs and uncertainties with respect to a defined benefit pension plan to which we contribute; costs associated with increased contributions to single employer, multiple employer or multi-employer pension plans; the impact of any withdrawal liability arising under the Company’s multi-employer pension plans as a result of prior actions or current consolidations; the effectiveness and adequacy of our information and data systems; changes in general economic and business conditions (including in the bread and sweet goods markets); changes in consumer tastes or eating habits; acceptance of new product offerings by consumers and the Company’s ability to expand existing brands; the performance of the Company’s recent and planned new product introductions, including the success of such new products in achieving and retaining market share; the effectiveness of advertising and marketing spending; any inability to protect and maintain the value of the Company’s intellectual property; future product recalls or food safety concerns; actions of competitors, including pricing policy and promotional spending; bankruptcy filings by customers; costs associated with environmental compliance and remediation; actions of governmental entities, including regulatory requirements; the outcome of legal proceedings to which we are or may become a party; business disruption from terrorist acts, our nation’s response to such acts and acts of war; and other factors.  These statements speak only as of the date hereof, and we disclaim any intention or obligation to update or revise any forward-looking statements to reflect new information, future events or developments or otherwise, except as required by law. We have provided additional information in our filings with the SEC, which readers are encouraged to review, concerning other factors that could cause actual results to differ materially from those indicated in the forward-looking statements.

Similarly, these and other factors, including the terms of any reorganization plan ultimately confirmed, can affect the value of the Company’s various pre-petition liabilities, common stock and/or other equity securities. No assurance can be given as to what values, if any, will be ascribed in the Chapter 11 proceeding to each of these liabilities and/or securities. Accordingly, the Company urges that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities.

PART IV — OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

Kent B. Magill	(816)	502-4000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

	Yes ☒	No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
	Yes ☒	No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see attached explanation.

Interstate Bakeries Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 2, 2008	By	/s/ Kent B. Magill
		Name:	Kent B. Magill
		Title:	Executive Vice President, General Counsel and
Corporate Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Explanation Referred to in Part IV, Item (3) of Form 12b-25

Consistent with the consolidated monthly operating reports we file with the United States Bankruptcy Court for the Western District of Missouri and our Quarterly Reports on Form 10-Q for the 2008 fiscal year, we expect to report significant adverse changes to our results of operations for the fiscal year ended May 31, 2008 compared to the fiscal year ended June 2, 2007.  Our fiscal 2008 financial results continued to decline significantly as a result of challenges associated with, among other things: (i) operating our business under the restrictions imposed by the Chapter 11 process and in compliance with the limitations contained in the DIP Facility; (ii) reduced demand for our products; (iii) declining revenue; (iv) significant upward cost pressure, including with respect to commodity prices; (v) intense price competition; (vi) substantial and largely fixed costs associated with our production and distribution facilities; and (vii) rising labor costs.  Because any failure to extend the maturity date and increase the amounts available to us under the DIP Facility as contemplated would have a material impact on the going concern nature of our financial statements, and for the reasons discussed in Part III above, we are unable to provide a reasonable estimate of results at this time.